SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. ___)


                             Redwood Financial, Inc.
                             -----------------------
                                (Name of issuer)


                     Common Stock $0.10 Par Value Per Share
                     --------------------------------------
                         (Title of class of securities)


                                    757903109
                                    ---------
                                 (CUSIP Number)


                           Charles E. Sloane, Esquire
                      Malizia, Spidi, Sloane & Fisch, P.C.
                       1301 K Street, N.W., Suite 700 East
                             Washington, D.C. 20005
                                 (202) 434-4660
                                 --------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               September 11, 1997
                               ------------------
                     (Date of event which requires filing of
                                 this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d- 1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages.)

                               (Page 1 of 7 Pages)

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CUSIP No.  757903109                                             13D             Page 2 of 7 Pages
-----------------------------------------------------                          --------------------------------------------------

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           1             NAME OF REPORTING PERSONS
                         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                         Paul W. Pryor

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           2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                (a)  |_|
                                                                                                                         (b)  |_|

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           3             SEC USE ONLY


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           4             SOURCE OF FUNDS

                         PF
-----------------------------------------------------------------------------------------------------------------------------------
           5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                           TO ITEM 2(d) or 2(e)                                                                            |_|


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           6             CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States

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                               7          SOLE VOTING POWER
      NUMBER OF
        SHARES                                                       47,162
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
     PERSON WITH

                       ------------------------------------------------------------------------------------------------------------
                               8          SHARED VOTING POWER
                                                                     6,279
                       ------------------------------------------------------------------------------------------------------------
                               9          SOLE DISPOSITIVE POWER
                                                                     47,162
                       ------------------------------------------------------------------------------------------------------------
                               10         SHARED DISPOSITIVE POWER
                                                                     6,279
-----------------------------------------------------------------------------------------------------------------------------------
          11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                     53,441
-----------------------------------------------------------------------------------------------------------------------------------
          12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES                                                                                   |_|


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          13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                     6.5%
-----------------------------------------------------------------------------------------------------------------------------------
          14             TYPE OF REPORTING PERSON
                         IN

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

Item 1.  Security and Issuer
----------------------------

         The class of equity securities to which this statement relates is the common stock, $0.10 par value per share (the "Common Stock"), of Redwood Financial, Inc. (the "Issuer"), the executive office of which is located at 301 South Washington Street, Redwood Falls, Minnesota 56283-0317.

Item 2.  Identity and Background
--------------------------------

         The name and business address of the person filing this Statement is Paul W. Pryor, 301 S. Washington Street, P.O. Box 317, Redwood Falls, Minnesota 56283-0317. Mr. Pryor is the President, Chief Executive Officer and a director of the Issuer. During the last five years, Mr. Pryor has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Pryor is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

         Mr. Pryor may be deemed to beneficially own the following shares of common stock: (1) 25,000 shares of common stock directly owned by him for a total purchase price of $200,000, all of which shares were acquired on July 7, 1995, with personal funds; (2) 17,662 shares of common stock that may be acquired within 60 days by the exercise of options granted to Mr. Pryor under the Issuer's stock option plans (an additional 5,625 options become exercisable on each of January 17, 1999, 2000 and 2001); (3) 4,500 shares of common stock that Mr. Pryor has received pursuant to a management stock bonus plan ("MSBP") at no cost to him (Mr. Pryor was awarded a total of 11,250 shares of which 4,500 have vested and an additional 2,250 shares will vest on each of January 17, 1999, 2000 and 2001) for which he exercises sole voting power and sole dispositive power over the 4,500 vested shares; and (4) 6,279 shares (excludes a fractional share) of common stock allocated at no cost pursuant to an employee stock ownership plan ("ESOP") over which he exercises shared voting power and no dispositive power.

Item 4.  Purpose of Transaction
-------------------------------

         All of the shares reported on this Schedule 13D as beneficially owned by Mr. Pryor were acquired for investment. Mr. Pryor may, from time to time, depending upon market conditions and other investment considerations, purchase additional securities of the Issuer for investment or dispose of securities of the Issuer. As a director and an executive officer of the Issuer, Mr. Pryor, from time to time, explores and is presented with potential actions and transactions which may be advantageous to the Issuer and its stockholders, including possible mergers, acquisitions and other business combinations.

         Other than in the performance of his duties as a director and an executive officer of the Issuer, Mr. Pryor has no current plans or proposals which relate to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
               reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any persons;

          (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          (j) any action similar to any of those enumerated above. Item 5. Interest in Securities of the Issuer

         Mr. Pryor may be deemed to own beneficially an aggregate of 53,441 shares of common stock, constituting 6.5% of the 800,611 shares of common stock outstanding on the date hereof (adjusted for the issuance of shares to cover the exercise of stock options that may be deemed to be beneficially owned by Mr. Pryor). Such amount includes 25,000 shares Mr. Pryor beneficially owns indirectly, with sole voting and investment power, and 6,279 shares (excluding a fractional share) held in the ESOP, with whom he may be deemed to have shared voting and no investment power. Such amount also includes 4,500 shares awarded through the MSBP directly owned and for which there is sole voting and dispositive. This amount also includes options granted to Mr. Pryor that are exercisable within 60 days under stock option plans to purchase 17,662 shares of common stock. Mr. Pryor holds options to acquire 16,873 shares of common stock of which 5,625 vest on each of January 17, 1999, 2000, and 2001, which are therefore not exercisable within 60 days and are not included in the total shown above. No transactions have occurred within the past 60 days. Mr. Pryor's ownership exceeds 5.0% due to repurchases of common stock by the issuer and the vesting of beneficial ownership.

Item 6.  Contracts, Arrangements, Understanding or Relationships
         With Respect to Securities of the Issuer
----------------------------------------------------------------

         Not Applicable.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

         None.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  9-2-98                                          /s/Paul W. Pryor
                                                       ----------------
                                                       Paul W. Pryor